Exhibit 1

Level 18, 275 Kent Street

Sydney, NSW, 2000

ASX

Release

22 September 2021

WESTPAC PACIFIC SALE TO KINA BANK TO NO LONGER PROCEED

Westpac today announced it and Kina Securities Limited (ASX:KSL) have agreed to terminate the agreements for the sale of Westpac’s Pacific businesses – Westpac Fiji and Westpac's 89.91% stake in Westpac Bank PNG Limited.

Completion of the sale was subject to various regulatory approvals and the termination follows last week’s decision by Papua New Guinea's Independent Consumer and Competition Commission (ICCC) to deny authorisation for the proposed acquisition.

Westpac first announced the proposed sale on 7 December 2020 and recognised a loss on sale of $121m at the First Half 2021 results. That loss included the write-down of certain assets, transaction costs and provisioning for estimated costs of separation. Some of these items may now need to be written back and we expect to provide further detail ahead of our Full Year 2021 results announcement due on 1 November 2021.

Westpac will continue to operate these businesses and support its Pacific customers while assessing other exit options in line with its focus on banking in Australia and New Zealand.

For further information:

Lisa Parrett	Andrew Bowden
Media Relations	Investor Relations
M. 0432 933 796	M. 0438 284 863
P. +612 8253 4008

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.